                                                                      EXHIBIT 20

                       WFS FINANCIAL INC AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED FINANCIAL STATEMENTS
                       AND REPORT OF INDEPENDENT AUDITORS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December
  31, 2001 and 2000.........................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 2001, 2000 and 1999..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 2001, 2000 and 1999......  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
WFS Financial Inc

     We have audited the accompanying consolidated statements of financial condition of WFS Financial Inc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of WFS Financial Inc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WFS Financial Inc and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Los Angeles, California
January 22, 2002

                       WFS FINANCIAL INC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
Cash and short-term investments.............................  $   30,100    $   25,296
Investment securities available for sale....................       4,668         6,517
Contracts receivable........................................   5,215,718     3,049,475
Allowance for credit losses.................................    (131,827)      (71,308)
                                                              ----------    ----------
  Contracts receivable, net.................................   5,083,891     2,978,167
Amounts due from trusts.....................................     136,447       357,051
Retained interest in securitized assets.....................      37,392       111,558
Premises and equipment, net.................................      33,826        36,526
Accrued interest receivable.................................      37,100        23,116
Other assets................................................     127,333        36,906
                                                              ----------    ----------
          TOTAL ASSETS......................................  $5,490,757    $3,575,137
                                                              ==========    ==========
LIABILITIES
Lines of credit -- parent...................................  $  421,175    $  235,984
Notes payable on automobile secured financing...............   4,005,925     2,249,363
Notes payable -- parent.....................................      67,500       146,219
Amounts held on behalf of trustee...........................     476,910       590,715
Other liabilities...........................................      53,954        35,651
                                                              ----------    ----------
          TOTAL LIABILITIES.................................   5,025,464     3,257,932
SHAREHOLDERS' EQUITY
Common stock (no par value; authorized 50,000,000 shares;
  issued and outstanding 34,820,178 shares in 2001 and
  28,446,837 shares in 2000)................................     227,568       112,070
Paid-in capital.............................................       4,337         4,337
Retained earnings...........................................     262,710       201,062
Accumulated other comprehensive loss, net of tax............     (29,322)         (264)
                                                              ----------    ----------
          TOTAL SHAREHOLDERS' EQUITY........................     465,293       317,205
                                                              ----------    ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $5,490,757    $3,575,137
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------
                                                           2001              2000              1999
                                                      --------------    --------------    --------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Interest income...................................   $   545,782       $   314,120       $   140,526
  Interest expense..................................       232,776           130,578            41,297
                                                       -----------       -----------       -----------
     Net interest income............................       313,006           183,542            99,229
  Servicing income..................................       130,826           170,919           140,780
  Gain on sale of contracts.........................         6,741            13,723            54,977
                                                       -----------       -----------       -----------
          TOTAL REVENUES............................       450,573           368,184           294,986
EXPENSES:
  Provision for credit losses.......................       144,130            68,962            36,578
  Operating expenses:
     Salaries and associate benefits................       126,748           116,753           110,289
     Credit and collections.........................        27,497            21,103            21,634
     Data processing................................        17,160            16,158            14,568
     Occupancy......................................        12,591            10,592             9,145
     Telephone......................................         5,803             5,504             5,883
     Miscellaneous..................................        15,493            18,524            11,934
                                                       -----------       -----------       -----------
          TOTAL OPERATING EXPENSES..................       205,292           188,634           173,453
                                                       -----------       -----------       -----------
          TOTAL EXPENSES............................       349,422           257,596           210,031
                                                       -----------       -----------       -----------
INCOME BEFORE INCOME TAX............................       101,151           110,588            84,955
  Income tax........................................        39,503            44,216            35,580
                                                       -----------       -----------       -----------
NET INCOME..........................................   $    61,648       $    66,372       $    49,375
                                                       ===========       ===========       ===========
Net income per common share:
  Basic.............................................   $      1.91       $      2.36       $      1.92
                                                       ===========       ===========       ===========
  Diluted...........................................   $      1.90       $      2.35       $      1.91
                                                       ===========       ===========       ===========
Weighted average number of common shares
  outstanding:
  Basic.............................................    32,308,649        28,178,151        25,732,089
                                                       ===========       ===========       ===========
  Diluted...........................................    32,398,357        28,283,735        25,842,648
                                                       ===========       ===========       ===========

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                         ACCUMULATED
                                                                                            OTHER
                                                                                        COMPREHENSIVE
                                                         COMMON    PAID-IN   RETAINED   INCOME (LOSS),
                                             SHARES      STOCK     CAPITAL   EARNINGS     NET OF TAX      TOTAL
                                           ----------   --------   -------   --------   --------------   --------
                                                                   (DOLLARS IN THOUSANDS)
Balance at January 1, 1999...............  25,708,611   $ 73,564   $4,000    $ 85,315      $  1,462      $164,341
  Net income.............................                                      49,375                      49,375
  Unrealized losses on retained interest
    in securitized assets, net of
    tax(1)...............................                                                    (2,301)       (2,301)
                                                                                                         --------
  Comprehensive income...................                                                                  47,074
  Issuance of common stock...............      63,345        446      327                                     773
                                           ----------   --------   ------    --------      --------      --------
Balance at December 31, 1999.............  25,771,956     74,010    4,327     134,690          (839)      212,188
  Net income.............................                                      66,372                      66,372
  Unrealized gains on retained interest
    in securitized assets, net of
    tax(1)...............................                                                       575           575
                                                                                                         --------
  Comprehensive income...................                                                                  66,947
  Issuance of common stock...............   2,674,881     38,060       10                                  38,070
                                           ----------   --------   ------    --------      --------      --------
Balance at December 31, 2000.............  28,446,837    112,070    4,337     201,062          (264)      317,205
  Net income.............................                                      61,648                      61,648
  Unrealized gains on retained interest
    in securitized assets, net of
    tax(1)...............................                                                       814           814
  Unrealized losses on cash flow hedges,
    net of tax(2)........................                                                   (42,237)      (42,237)
  Reclassification adjustment for losses
    on cash flow hedges included in net
    income, net of tax(3)................                                                    12,365        12,365
                                                                                                         --------
  Comprehensive income...................                                                                  32,590
  Issuance of common stock...............   6,373,341    115,498                                          115,498
                                           ----------   --------   ------    --------      --------      --------
Balance at December 31, 2001.............  34,820,178   $227,568   $4,337    $262,710      $(29,322)     $465,293
                                           ==========   ========   ======    ========      ========      ========

---------------
(1) The pre-tax amount of unrealized gains and losses on retained interest in securitized assets was $1.4 million for the year ended December 31, 2001 compared with $1.0 million and $4.0 million for the years ended December 31, 2000 and 1999, respectively.

(2) The pre-tax amount of unrealized losses on cash flow hedges was $71.6 million for the year ended December 31, 2001.

(3) The pre-tax amount of unrealized losses on cash flow hedges reclassified into net income was $21.0 million for the year ended December 31, 2001.

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $    61,648   $    66,372   $    49,375
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Provision for credit losses...............................      144,130        68,962        36,578
  Depreciation and amortization.............................       56,762        28,545        10,165
  Amortization of retained interest in securitized assets...       75,545        75,958       111,752
Contracts held for sale:
  Purchase of contracts.....................................                               (3,179,903)
  Participation paid to dealers.............................                                  (79,433)
  Proceeds from contract sales..............................    1,414,303     2,091,231     2,500,000
  Contract payments and payoffs.............................                                  294,688
Increase in other assets....................................      (92,059)      (46,369)       (6,462)
Increase (decrease) in other liabilities....................       18,303        (4,613)        4,858
                                                              -----------   -----------   -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........    1,678,632     2,280,086      (258,382)
INVESTING ACTIVITIES
Contracts receivable:
  Purchase of contracts.....................................   (4,863,279)   (4,219,227)     (160,243)
  Participation paid to dealers.............................     (119,834)     (100,300)       (4,003)
  Contract payments and payoffs.............................    1,278,325       621,584        14,850
Increase in retained interest in securitized assets.........                    (19,240)     (111,767)
Decrease (increase) in amounts due from trust...............      220,604        81,971      (106,290)
Purchase of premises and equipment..........................       (8,398)       (8,574)      (18,385)
                                                              -----------   -----------   -----------
NET CASH USED IN INVESTING ACTIVITIES.......................   (3,492,582)   (3,643,786)     (385,838)
FINANCING ACTIVITIES
Proceeds from notes payable on automobile secured
  financing.................................................    2,845,655     2,480,032       500,000
Payments on notes payable on automobile secured financing...   (1,120,844)     (691,773)      (38,896)
(Payments on) proceeds from notes payable -- parent, net....      (78,719)      (32,689)       18,908
Proceeds from (payments on) lines of credit, net............      185,191      (315,205)       (3,647)
(Decrease) increase in amounts held on behalf of trustee....     (113,805)      (96,559)      159,182
Proceeds from issuance of common stock......................      115,498        38,070           773
Payments on cash flow hedges................................      (14,222)
                                                              -----------   -----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    1,818,754     1,381,876       636,320
                                                              -----------   -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............        4,804        18,176        (7,900)
Cash and cash equivalents at beginning of year..............       25,296         7,120        15,020
                                                              -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $    30,100   $    25,296   $     7,120
                                                              ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest..................................................  $   220,099   $   112,071   $    39,067
  Income taxes..............................................       67,540        63,410        32,607

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation. We are a majority owned subsidiary of Western Financial Bank, also known as the Bank, which is a wholly owned subsidiary of Westcorp, our ultimate parent company.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Nature of Operations

     We are a consumer finance company that specializes in the purchase, securitization and servicing of fixed rate consumer automobile contracts. We purchase contracts from franchised new and independent pre-owned car dealers on a nonrecourse basis and originate loans directly with consumers.

  Cash and Cash Equivalents

     Cash and cash equivalents include short-term investments with the Bank. There are no material restrictions as to the withdrawal or usage of this amount.

  Securitization Transactions

     Automobile contract asset-backed securitization transactions are treated as either sales or secured financings for accounting purposes depending upon the securitization structure. In September 2000, the Financial Accounting Standards Board, also known as the FASB, issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 140, to replace Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it generally carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 defines the criteria used to evaluate securitization structures in determining the proper accounting treatment. These criteria pertain to whether or not the transferor has surrendered control over the transferred assets. If a securitization transaction meets all the criteria defined in SFAS No. 140, the transaction is required to be treated as a sale. If any one of the criteria is not met, the transaction is required to be treated as a secured financing. Since March 31, 2000, our securitization transactions included certain provisions which allow us to effectively maintain control over the transferred assets. As a result, these securitization transactions are required to be treated as secured financings. Our securitization transactions prior to March 31, 2000 did not give us this right and, therefore, we were required to treat such transactions as sales.

     For securitization transactions treated as sales, we recorded a non-cash gain equal to the present value of the estimated future cash flows on a cash out basis, net of the write-off of dealer participation and gains or losses on hedges. We determined whether or not we must record a servicing asset or liability by estimating future servicing revenues, including servicing fees, late charges, other ancillary income, and float benefit, less the actual cost to service the loans.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     In determining the fair value of our retained interest in securitized assets, also known as RISA, we evaluated the cost basis of automobile contracts relative to the fair value of such contracts and the fair value of the RISA recorded. The RISA was capitalized and amortized over the expected life of the underlying contracts. Net interest income and servicing fees earned on these contracts are recognized over the life of the securitization transactions as contractual servicing income, retained interest income and other fee income. The amortization of the RISA is calculated so as to recognize retained interest income on an effective yield basis. These amounts are reported as servicing income on our Consolidated Statements of Income.

     RISA is classified in a manner similar to available for sale securities and as such is marked to market each quarter. Market value changes are calculated by discounting estimated future cash flows using a current market discount rate. Any changes in the market value of the RISA are reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. On a quarterly basis, we evaluate the carrying value of the RISA in light of the actual performance of the underlying contracts and make adjustments to reduce the carrying value, if appropriate.

     For securitization transactions treated as secured financings, the contracts are retained on the balance sheet with the securities issued to finance the contracts recorded as notes payable on automobile secured financing. We record interest income on the securitized contracts and interest expense on the notes issued through the securitization transactions.

     The excess cash flows generated by securitized contracts are deposited into spread accounts in the name of the trustee under the terms of the securitization transactions. In addition, we advance additional monies to initially fund these spread accounts. For securitization transactions treated as sales, amounts due to us held in the spread accounts and servicing income earned by us for which we have not yet received repayment from the trust are reported as amounts due from trust on our Consolidated Statements of Financial Condition. These amounts are valued using the cash out method.

     As servicer of these contracts, we hold and remit funds collected from the borrowers on behalf of the trustee pursuant to reinvestment contracts that we have entered into. For securitization transactions treated as sales, these amounts are reported as amounts held on behalf of trustee on our Consolidated Statements of Financial Condition.

  Allowance for Credit Losses

     The allowance for credit losses is maintained at a level that we believe is adequate to absorb probable losses in the on balance sheet contract portfolio that can be reasonably estimated. Our determination of the adequacy of the allowance is based on an evaluation of the portfolio, past credit loss experience, current economic conditions, volume, pending contract sales, growth and composition of the contract portfolio, and other relevant factors. The allowance is increased by provisions for credit losses charged against income.

  Nonaccrual Contracts

     We continue to accrue interest income on contracts until the contracts are charged off, which occurs automatically after the contracts are past due 120 days except for accounts that are in Chapter 13 bankruptcy. At the time that a contract is charged off, all accrued interest is reversed. For those accounts that are in Chapter 13 bankruptcy and contractually past due greater than 120 days, all accrued interest is reversed and income is recognized on a cash basis. As of December 31, 2001 and 2000, the amount of accrued interest reversed was not material.

  Premises and Equipment

     Premises and equipment are recorded at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives principally using the straight line method for financial reporting

                       WFS FINANCIAL INC AND SUBSIDIARIES
and accelerated methods for tax purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

  Repossessed Assets

     All accounts for which collateral has been repossessed and the redemption period has expired are reclassified from contracts receivable to repossessed assets at fair value with any adjustment recorded against the allowance for credit losses. Repossessed assets were included in other assets on the Consolidated Statements of Financial Condition and were not material.

  Nonperforming Assets

     Accounts that are in Chapter 13 bankruptcy and are contractually past due greater than 120 days are reclassified from contracts receivable to nonperforming assets at fair value with any adjustment recorded against the allowance for credit losses. Nonperforming assets were included in other assets on the Consolidated Statements of Financial Condition and were not material.

  Interest Income and Fee Income

     Interest income is earned in accordance with the terms of the contracts. For pre-computed contracts, interest is earned monthly and for simple interest contracts, interest is earned daily. Interest income on certain contracts is earned using the effective yield method and classified as interest receivable to the extent not collected and reported in other assets on the Consolidated Statements of Financial Condition. Other contracts use the sum of the month's digits method, which approximates the effective yield method.

     We defer contract origination fees and premiums paid to dealers. The net amount is amortized as an adjustment to the related contract's yield over the contractual life of the related contract or until the contract is sold, at which time any remaining amounts are included as part of the gain on sale of contracts. Fees for other services are recorded as income when earned.

  Income Taxes

     We file consolidated federal and state tax returns as part of a consolidated group that includes the Bank and Westcorp. Our taxes are paid in accordance with a tax sharing agreement that allocates taxes based on the relative income or loss of each entity on a stand-alone basis.

  Fair Value of Financial Instruments

     Fair value information about financial instruments is reported using quoted market prices for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instrument. Fair values for certain financial instruments and all non-financial instruments are not required to be disclosed. Accordingly, the aggregate fair value of amounts presented does not represent our underlying value. Our financial instruments, including short-term investments and amounts held on behalf of trustee, are accounted for on a historical cost basis which, due to the nature of these financial instruments, approximates fair value. The fair value for contracts receivable is based on quoted market prices of similar contracts sold in conjunction with securitization transactions, adjusted for differences in contract characteristics. The fair value of retained interest in securitized assets is determined by discounting estimated cash flows using a current market discount rate. The fair value of forward agreements, Euro-dollar swap agreements, and interest rate swap agreements is estimated by obtaining market

                       WFS FINANCIAL INC AND SUBSIDIARIES
quotes from brokers. The fair value of notes payable and the lines of credit is estimated using discounted cash flow analysis based on current borrowing rates for similar instruments.

  Derivative Financial Instruments

     Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, also known as SFAS No. 133, which requires all derivatives to be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are hedges will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments directly through income or recognized through accumulated other comprehensive income (loss) on the balance sheet until the hedged items are recognized in earnings, depending on the nature of the hedges. The ineffective portion of a derivative's change in fair value for a cash flow hedge will be recognized in accumulated other comprehensive income (loss) on the balance sheet if the hedge is less than 100% effective or in earnings if the hedge is greater than 100% effective. We employ regression analysis and discounted cash flow analysis to test the effectiveness of our hedges on a quarterly basis. All of our hedge instruments qualify as cash flow hedges under SFAS No. 133.

     The contracts originated and held by us are fixed rate and, accordingly, we have exposure to changes in interest rates. To protect against potential changes in interest rates affecting interest payments on future securitization transactions, we enter into various hedge agreements. We enter into Euro-dollar swap agreements and forward agreements in order to hedge our future interest payments on our notes payable on automobile secured financing. The market value of these hedge agreements responds inversely to changes in interest rates. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. Gains and losses on these agreements are recorded in accumulated other comprehensive income (loss). Any ineffective portion is recognized in interest expense during that period if the hedge is greater than 100% effective. Upon completion of the securitization transaction, the gains or losses are recognized in full as an adjustment to the gain or loss on the sale of the contracts if the securitization transaction is treated as a sale or amortized on a level yield basis over the duration of the notes issued if the transaction is treated as a secured financing. These hedge instruments are settled daily, and therefore, there are no related financial instruments recorded on the Consolidated Statements of Financial Condition. Credit risk related to these hedge instruments is minimal.

     As we issued certain variable rate notes payable in 2001, we also entered into interest rate swap agreements in order to hedge our variable interest rate exposure on future interest payments. The fair value of the interest rate swap agreements is included in notes payable on automobile secured financing, and any change in the fair value is reported as accumulated other comprehensive income
(loss), net of tax, on our Consolidated Statements of Financial Condition. Any ineffective portion is recorded in interest expense during that period if the hedge is greater than 100% effective. Related interest income or expense is settled on a quarterly basis and recognized as an adjustment to interest expense in our Consolidated Statements of Income.

     As part of the adoption of SFAS No. 133, we recorded a cumulative effect adjustment to accumulated other comprehensive income (loss) of $4.8 million, net of tax, which represents the deferred loss on hedge agreements outstanding at January 1, 2001. Of the $4.8 million, $1.8 million was reclassified into earnings during 2001.

  Accounting Pronouncements

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Accounting for Business Combinations, also known as SFAS No. 141, and Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Intangible Assets, also known as SFAS No. 142. Under SFAS No. 141 and SFAS No. 142, companies may no longer use the pooling-of-interest accounting method for business

                       WFS FINANCIAL INC AND SUBSIDIARIES
combinations or account for mergers on their financial statements under the traditional purchase method, which required companies to amortize goodwill assets over a specific time period. Instead purchased goodwill will remain on the balance sheet as an asset subject to impairment reviews. SFAS No. 141 does not have a material effect on our earnings or financial position, and SFAS No. 142 is not expected to have a material effect on our earnings or financial position.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, also known as SFAS No. 143, in which retirement obligations would be recorded as a liability using the present value of the estimated cash flows and a corresponding amount would be capitalized as part of the asset's carrying amount. The capitalized asset retirement cost would be amortized to expense over the asset's useful life using a systematic and rational allocation method. The estimate of the asset retirement obligation will change and have to be revised over time. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. If applicable, an accounting change to adopt the standard would be made as of the beginning of the company's fiscal year. We do not expect SFAS No. 143 to have a material effect on our earnings or financial position.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, also known as SFAS No. 144, to supercede Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, also known as SFAS No. 121. The basic recognition and measurement model for assets held for use and held for sale under SFAS No. 121 has been retained, however SFAS No. 144 removes goodwill from the scope as goodwill is now subject to the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. Assets held for sale/disposal must be stated at the lower of the assets' carrying amounts or fair values and depreciation would no longer be recognized. Assets to be disposed of by sale would be classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the assets meeting several strict criteria. The three-step approach for recognizing and measuring impairment of assets to be held and used under SFAS No. 121 remains applicable. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and for interim periods within those fiscal years. We do not expect SFAS No. 144 to have a material effect on our earnings or financial position.

NOTE 2 -- INVESTMENT SECURITIES AVAILABLE FOR SALE

     Investment securities available for sale are comprised of owner trust certificates retained on securitization transactions treated as sales. The balances of these investment securities were $4.7 million and $6.5 million at December 31, 2001 and 2000, respectively. The book value of these investment securities approximates fair value. As of December 31, 2001, $4.2 million had stated maturity dates of one to five years and $0.5 million had stated maturity dates of five to ten years.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 3 -- NET CONTRACTS RECEIVABLE

     Our contract portfolio consists of contracts purchased from automobile dealers on a nonrecourse basis and contracts financed directly with the consumer. If pre-computed finance charges are added to a contract, they are added to the contract balance and carried as an offset against the contract balance as unearned discounts. Amounts paid to dealers are capitalized as dealer participation and amortized over the life of the contract.

     Net contracts receivable consisted of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Contracts...................................................  $5,200,244    $3,057,558
Unearned discounts..........................................     (81,197)      (67,109)
                                                              ----------    ----------
  Net contracts.............................................   5,119,047     2,990,449
Allowance for credit losses.................................    (131,827)      (71,308)
Dealer participation, net of deferred contract fees.........      96,671        59,026
                                                              ----------    ----------
  Net contracts receivable..................................  $5,083,891    $2,978,167
                                                              ==========    ==========

     Contracts managed by us totaled $8.2 billion and $6.8 billion at December 31, 2001 and 2000, respectively. Of the $8.2 billion contracts managed at December 31, 2001, $5.2 billion were owned by us, $1.8 billion were owned by Westcorp, our ultimate parent, and $1.2 billion were owned by securitization trusts. Of the $6.8 billion contracts managed at December 31, 2000, $3.0 billion were owned by us, $1.2 billion were owned by Westcorp, and $2.6 billion were owned by securitization trusts.

NOTE 4 -- ALLOWANCE FOR CREDIT LOSSES

     Changes in the allowance for credit losses were as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2001         2000        1999
                                                    ---------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
Balance at beginning of period....................  $  71,308    $ 36,682    $ 11,246
Provision for credit losses.......................    144,130      68,962      36,578
Charged off contracts.............................   (110,359)    (47,929)    (18,696)
Write-down of nonperforming assets................     (4,583)
Recoveries........................................     31,331      13,593       7,554
                                                    ---------    --------    --------
Balance at end of period..........................  $ 131,827    $ 71,308    $ 36,682
                                                    =========    ========    ========

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 5 -- RETAINED INTEREST IN SECURITIZED ASSETS

     None of our securitization transactions in 2001 were treated as sales. Therefore, we did not record any retained interest in securitized assets in 2001. Selected original assumptions used to estimate future cash flows for contracts securitized in 2000 and 1999 were as follows:

                                                             FOR THE THREE MONTHS ENDED
                                                 --------------------------------------------------
                                                 MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                 --------    -------    ------------    -----------
2000...........................................   2000-A
Cumulative net credit losses...................      6.1%
Average monthly ABS prepayment speed...........      1.5%
Discount rate..................................     10.8%
Weighted average remaining maturity (in
  months)......................................       61

1999...........................................   1999-A     1999-B        1999-C
Cumulative net credit losses...................      6.2%       6.1%          6.1%
Average monthly ABS prepayment speed...........      1.5%       1.5%          1.5%
Discount rate..................................      9.1%       9.7%         10.2%
Weighted average remaining maturity (in
  months)......................................       59         59            61

     At December 31, 2001 and 2000, key economic assumptions and the sensitivity of the fair value of the RISA to immediate 10% and 20% adverse changes in assumed economics were as follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               2001           2000
                                                           ------------    -----------
                                                             (DOLLARS IN THOUSANDS)
Fair value of the RISA...................................       $37,392       $111,558

Weighted average remaining maturity (in months)..........            33             41
Prepayment speed (monthly ABS)...........................           1.0%           1.5%
Fair value after 10% adverse change......................       $35,184       $107,843
Fair value after 20% adverse change......................       $34,266       $103,574

Cumulative net credit losses (pool life rate)............    6.1% - 7.0%    6.1% - 7.6%
Fair value after 10% adverse change......................       $32,928       $103,880
Fair value after 20% adverse change......................       $29,752        $95,925

Discount rate (annual rate)..............................   8.8% - 10.8%         10.16%
Fair value after 10% adverse change......................       $37,135       $110,963
Fair value after 20% adverse change......................       $36,880       $109,810

                       WFS FINANCIAL INC AND SUBSIDIARIES

     The following table sets forth the components of the RISA:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2001        2000        1999
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................  $111,558    $167,277    $171,230
Additions..........................................                19,240     111,767
Amortization.......................................   (75,546)    (75,958)   (111,752)
Change in unrealized gain/loss on RISA(1)..........     1,380         999      (3,968)
                                                     --------    --------    --------
Balance at end of period(2)........................  $ 37,392    $111,558    $167,277
                                                     ========    ========    ========

---------------
(1) The change in unrealized gain/loss on RISA represents temporary changes in valuation including changes in the discount rate based on the current interest rate environment. Such amounts will not be realized unless the RISA is sold. Changes in prepayment and credit loss assumptions for the RISA are other than temporary in nature and impact the value of the RISA. Such other than temporary differences are immediately recognized in income as a component of retained interest income.

(2) There are no restrictions on the RISA.

     The following table presents the estimated future undiscounted retained interest earnings to be received from securitizations:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Estimated net undiscounted RISA earnings....................  $   87,358    $  235,270
Off balance sheet allowance for credit losses...............     (47,235)     (110,339)
Discount to present value...................................      (2,731)      (13,373)
                                                              ----------    ----------
Retained interest in securitized assets.....................  $   37,392    $  111,558
                                                              ==========    ==========
Outstanding balance of contracts sold through
  securitizations...........................................  $1,215,058    $2,608,017
Off balance sheet allowance for credit losses as a percent
  of contracts sold through securitizations.................        3.89%         4.23%

     The following table summarizes certain cash flows received from and paid to securitization trusts on securitization transactions treated as sales and on whole loan sales:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    2001          2000          1999
                                                 ----------    ----------    ----------
                                                         (DOLLARS IN THOUSANDS)
Proceeds from new securitizations..............  $1,370,000    $2,050,000    $2,500,000
Excess cash flows from trust...................      47,357       127,294       159,564
Servicing fees received........................      85,845        57,718        46,847
Servicing advances.............................      26,191        39,097        55,593
Repayments on servicing advances...............      28,222        49,825        63,940

     The balance of contracts 30 days or more delinquent included in such securitization trusts totaled $144 million and $146 million at December 31, 2001 and 2000, respectively. Net chargeoffs for these securitization trusts totaled $93.2 million, $81.9 million and $91.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 6 -- PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Land........................................................   $ 2,017      $ 2,017
Buildings...................................................    13,727       13,682
Computers and software......................................    44,008       37,969
Furniture, fixtures and leasehold improvements..............     5,483        4,060
Equipment...................................................     5,174        4,444
Other.......................................................       306          284
                                                               -------      -------
                                                                70,715       62,456
Less: accumulated depreciation..............................    36,889       25,930
                                                               -------      -------
                                                               $33,826      $36,526
                                                               =======      =======

NOTE 7 -- INTERCOMPANY AGREEMENTS

     As of December 31, 2001, we had a $67.5 million promissory note payable to the Bank at a rate of 9.42% per annum with a maturity date in July 2007. Interest payments are due quarterly, in arrears. Interest expense on the note totaled $10.1 million, $12.7 million, and $9.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     During 2001, we made a final paydown of $11.2 million on a senior note payable to the Bank with a maturity date in April 2003. Under the original terms of the note, interest payments on the note were due quarterly, in arrears, at a rate of 7.25% per annum. Interest expense on the note totaled $0.5 million, $1.5 million, and $5.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Pursuant to the terms of the note, we may not incur any other indebtedness which is senior to the obligations evidenced by the promissory note except for
(i) indebtedness under the senior note (ii) indebtedness collateralized or secured under a line of credit and (iii) indebtedness for similar types of warehouse lines of credit.

     We have a secured line of credit from the Bank permitting us to draw up to $1.8 billion as needed to be used in our operations. The secured line of credit terminates on December 31, 2004, although the term may be extended by us for additional periods up to 60 months. Amounts outstanding were $374 million, $236 million, and $551 million at December 31, 2001, 2000, and 1999, respectively. On November 30, 2001, we entered into additional unsecured lines of credit with the Bank. These lines permit us to draw up to a total of $180 million to fund our initial deposits to spread accounts on securitization transactions. The unsecured lines of credit terminate on December 1, 2006, although the term may be extended by us for additional periods up to 60 months. At December 31, 2001, the amount outstanding was $47.3 million.

     The lines of credit carry an interest rate based on the one-month London Interbank Offer Rate, also know as LIBOR, and an interest spread of 125 basis points and 75 basis points for the unsecured and secured line, respectively. Interest on the amounts outstanding under the lines of credit is paid monthly, in arrears, and is calculated on the daily average amount outstanding that month. Interest expense totaled $8.9 million, $38.4 million, and $15.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The weighted average interest rates for the lines of credit were 4.43%, 7.09% and 5.33% for the years ended December 31, 2001, 2000 and 1999, respectively.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     We also invest our excess cash at the Bank at an interest rate based on the federal composite commercial paper rate. The weighted average interest rates were 3.8%, 6.58% and 5.23% for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income earned under this agreement totaled $4.9 million, $1.2 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     We have entered into certain management agreements with the Bank and Westcorp pursuant to which we pay a portion of certain costs and expenses incurred by the Bank and Westcorp with respect to services or facilities of the Bank and Westcorp used by us or our subsidiaries, including our principal office facilities, our field offices, and overhead and associate benefits pertaining to Bank and Westcorp associates who also provide services to us or our subsidiaries. Net amounts paid to us by the Bank, Westcorp and their affiliates under these agreements were $5.9 million, $2.4 million, and $6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     In connection with our securitization transactions, we entered into a reinvestment contract with the Bank which allows us access to the cash flows of each of the outstanding securitization transactions and the cash held in each spread account for each of those transactions. We are permitted to use that cash as we determine, including in our ordinary business activities. We paid the Bank $1.1 million, $0.7 million, and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, pursuant to these agreements.

NOTE 8 -- NOTES PAYABLE ON AUTOMOBILE SECURED FINANCING

     For the year ended December 31, 2001, we issued $2.9 billion of notes secured by automobile contracts, of which approximately $2.3 billion was through public transactions and $650 million was through a private placement. The private placement was through a conduit facility established in December 2001. We also established a $500 million conduit facility secured by automobile contracts in September 1999. At December 31, 2001, we had $650 million outstanding on the conduit facility compared to no amount and $461 million at December 31, 2000 and 1999, respectively.

     Interest payments on the public transactions are due quarterly, in arrears, based on the respective note's interest rate. Interest payments on the conduit facility are due monthly, in arrears, based on the respective note's interest rate. Interest expense on all notes payable on automobile secured financing, including interest payments under interest rate swap agreements, totaled $216 million for the year ended December 31, 2001, compared with $87.0 million and $11.0 million for the years ended December 31, 2000 and 1999, respectively.

     At December 31, 2001, the stated maturities of our notes payable on automobile secured financing and their weighted average interest rates, including the effect of interest rate swap agreements on variable rate notes payable, were as follows:

                                                                               WEIGHTED
                                                              (DOLLARS IN       AVERAGE
                                                              THOUSANDS)     INTEREST RATE
                                                              -----------    -------------
2002........................................................  $  710,859         2.29%
2003........................................................     117,590         6.76
2004........................................................     903,367         5.99
2005........................................................     685,463         6.15
2006........................................................     583,964         5.56
Thereafter..................................................   1,004,682         6.19
                                                              ----------         ----
                                                              $4,005,925         5.37%
                                                              ==========         ====

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 9 -- WHOLE LOAN SALES

     We sold $1.4 billion of contracts to Westcorp in whole loan sales in each of the years ended December 31, 2001 and 2000. We continue to service the contracts pursuant to servicing agreements. We recorded cash gain on sale, net of the write-off of outstanding dealer participation balances and the effect of hedging activities of $6.7 million and $6.0 million on these transactions, respectively.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     Future minimum payments under noncancelable operating leases on premises and equipment with terms of one year or more were as follows:

                                                                   DECEMBER 31,
                                                                       2001
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
2002........................................................         $ 4,787
2003........................................................           4,726
2004........................................................           4,384
2005........................................................           3,435
2006........................................................           1,465
Thereafter..................................................           1,701
                                                                     -------
                                                                     $20,498
                                                                     =======

     In certain cases, these agreements include various renewal options and contingent rental agreements. Rental expense for premises and equipment totaled $5.4 million, $4.8 million and $5.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     We have pledged certain automobile contracts in amounts totaling $441 million and $317 million as of December 31, 2001 and 2000, respectively, relative to amounts held on behalf of trustee.

     We or our subsidiaries are involved as a party in certain legal proceedings incidental to our business. We do not believe that the outcome of these proceedings will have a material effect upon our financial condition, results of operations and cash flows.

NOTE 11 -- SERVICING INCOME

     Servicing income consisted of the following components:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2001        2000        1999
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Retained interest (expense) income, net of RISA
  amortization.....................................  $(27,839)   $ 51,429    $ 47,812
Contractual servicing income.......................    85,845      57,718      46,847
Other fee income...................................    72,820      61,772      46,121
                                                     --------    --------    --------
Total servicing income.............................  $130,826    $170,919    $140,780
                                                     ========    ========    ========

     Contractual servicing income received by us from Westcorp relating to the whole loan sales totaled approximately $62.8 million and $16.0 million for the years ended December 31, 2001 and 2000. Contractual servicing income received by us relating to sales to securitization trusts totaled approximately $23.0 million and $41.7 million for the years ended December 31, 2001 and 2000, respectively. Other fee income consists primarily of documentation fees, late charges, deferment fees and other additional servicing fees.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 12 -- EMPLOYEE BENEFIT PLANS

     We participate in Westcorp's three employee benefit plans, which vary on the types of associates covered and the benefits received. These plans include the Westcorp Employee Stock Ownership and Salary Savings Plan, the Executive Deferral Plan, and the Long Term Incentive Plan.

     The Westcorp Employee Stock Ownership Plan, also known as the ESOP, covers essentially all associates, excluding contract or temporary employees, who have completed six months of service. Contributions to the ESOP are discretionary and determined by the Board of Directors of Westcorp within limits set forth under the Employee Retirement Income Security Act of 1974. These contributions are allocated to the associate's account based upon years of service and annual compensation. All shares purchased by the ESOP are allocated to associates who participate in the ESOP. As of December 31, 2001, the plan held 2,043,872 shares of Westcorp's common stock. All ESOP shares are considered outstanding for purposes of calculating our earnings per share. The Salary Savings Plan, also known as the 401(k) Plan, covers essentially all associates, excluding contract or temporary employees, who have completed three months of service. Contributions to the 401(k) Plan are guaranteed and based on a fixed percent of the associate's payroll deferral for the calendar year. Contributions to the ESOP and 401(k) Plan totaled $8.4 million, $8.0 million and $7.0 million in 2001, 2000, and 1999, respectively. Compensation expense related to the ESOP and 401(k) Plan totaled $4.8 million, $7.3 million and $3.4 million in 2001, 2000 and 1999, respectively.

     The Executive Deferral Plan, also known as the EDP, covers a select group of our management or highly compensated associates as determined by Westcorp's Board of Directors. The EDP is designed to allow participants to defer a portion of their compensation on a pre-tax basis and earn tax-deferred interest on these deferrals. The EDP also provides for us to match portions of the amounts contributed by our associates at the discretion of Westcorp's Board of Directors. For the year ended December 31, 2001, expense related to the EDP for Westcorp and its subsidiaries totaled $0.3 million compared with $0.5 million and $0.6 million for the years ended December 31, 2000 and 1999, respectively.

     The Long Term Incentive Plan, also known as the LTIP, covers certain key executive officers in which such officers will be entitled to receive a fixed incentive amount provided that Westcorp's tangible net book value per common share as of December 31, 2004 equals or exceeds $28.08, as adjusted at Westcorp's sole discretion, and the executive officer remains continuously employed by Westcorp or its subsidiaries through April 30, 2005. Westcorp expensed $0.9 million in 2001 and 2000 related to the LTIP.

NOTE 13 -- STOCK OPTIONS

     In 1996, we reserved 550,000 shares of common stock for future issuance to certain associates under an incentive stock option plan, also known as the Stock Options Plan. In 1997, we reserved an additional 550,000 shares of common stock for future issuance under the Stock Options Plan. The options may be exercised within seven years after the date of grant. There were 806,788 shares available for future grants at December 31, 2001. The weighted average life of the options outstanding at December 31, 2001 was 3.7 years and the exercise prices were either $6.94 or $13.00 per share.

     Options outstanding and exercisable at December 31, 2001 were as follows:

                         OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                  ----------------------------------   ----------------------
                                WEIGHTED    WEIGHTED                 WEIGHTED
                                 AVERAGE    AVERAGE                  AVERAGE
                    NUMBER      REMAINING   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES   OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
---------------   -----------   ---------   --------   -----------   --------
 $        6.94      129,165       3.71       $ 6.94      125,223      $ 6.94
         13.00        3,875       2.83        13.00        3,875       13.00
 -------------      -------       ----       ------      -------      ------
 $6.94 - 13.00      133,040       3.69       $ 7.11      129,098      $ 7.11
 =============      =======       ====       ======      =======      ======

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Stock option activity is summarized as follows:

                                                                        WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                             -------    ----------------
Outstanding at January 1, 1999.............................  317,949         $ 8.14
  Granted..................................................
  Exercised................................................  (63,345)          7.02
  Canceled.................................................  (35,636)         14.18
                                                             -------         ------
Outstanding at December 31, 1999...........................  218,968           7.47
  Granted..................................................
  Exercised................................................  (24,881)          6.94
  Canceled.................................................  (10,739)         13.74
                                                             -------         ------
Outstanding at December 31, 2000...........................  183,348           7.18
  Granted..................................................
  Exercised................................................  (47,503)          7.37
  Canceled.................................................   (2,805)          6.94
                                                             -------         ------
Outstanding at December 31, 2001...........................  133,040         $ 7.11
                                                             =======         ======

     The fair value of options outstanding was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

     We elected to follow Accounting Principles Board Opinion No. 25, also known as APB No. 25, and related Interpretations in accounting for our employee stock options. Under APB No. 25, the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, also known as SFAS No. 123, and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. Pro forma net income and diluted earnings per share for the respective periods were as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          2001        2000        1999
                                                        --------    --------    --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
Pro forma net income..................................  $61,566     $66,275     $49,270
Per diluted share.....................................  $  1.90     $  2.34     $  1.91

     The difference between our proforma net income and diluted earnings per share and our reported net income and earnings per share is immaterial.

NOTE 14 -- DIVIDENDS

     We have not declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. We are not currently under any regulatory or contractual limitations on our ability to declare or pay dividends.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 15 -- INCOME TAXES

     Income tax expense consisted of the following:

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2001       2000        1999
                                                      --------    -------    --------
                                                          (DOLLARS IN THOUSANDS)
CURRENT:
  Federal...........................................  $ 69,143    $39,404    $ 37,629
  State.............................................    13,799      8,227       8,536
                                                      --------    -------    --------
                                                        82,942     47,631      46,165
DEFERRED:
  Federal...........................................   (35,335)    (4,396)    (11,185)
  State.............................................    (8,104)       981         600
                                                      --------    -------    --------
                                                       (43,439)    (3,415)    (10,585)
                                                      --------    -------    --------
                                                      $ 39,503    $44,216    $ 35,580
                                                      ========    =======    ========

     A reconciliation of total tax provisions and the amounts computed by applying the statutory federal income tax rate of 35% to income before taxes is as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          2001        2000        1999
                                                        --------    --------    --------
                                                             (DOLLARS IN THOUSANDS)
Tax at statutory rate.................................  $35,403     $38,706     $29,734
State tax (net of federal tax benefit)................    3,701       5,985       5,938
Other.................................................      399        (475)        (92)
                                                        -------     -------     -------
                                                        $39,503     $44,216     $35,580
                                                        =======     =======     =======

     Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts previously reported as current and deferred income tax expense have been reclassified. Such changes to the components of the expense occur because all tax alternatives available to us are not known for a number of months subsequent to year end.

     Significant components of our deferred tax liabilities and assets were as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS:
Reserves for credit losses..................................  $ 45,548     $ 23,749
State tax deferred benefit..................................     6,522        7,143
Other assets................................................    24,352        1,348
                                                              --------     --------
          Total deferred tax assets.........................    76,422       32,240

DEFERRED TAX LIABILITIES:
Accelerated depreciation for tax purposes...................                   (254)
Asset securitization income recognized for book purposes....   (10,896)     (31,143)
Other liabilities...........................................   (13,559)     (12,507)
                                                              --------     --------
          Total deferred tax liabilities....................   (24,455)     (43,904)
                                                              --------     --------
          Net deferred tax assets (liabilities).............  $ 51,967     $(11,664)
                                                              ========     ========

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 16 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments were as follows:

                                                            DECEMBER 31,
                                          -------------------------------------------------
                                                   2001                      2000
                                          -----------------------   -----------------------
                                           CARRYING       FAIR       CARRYING       FAIR
                                           AMOUNTS       VALUE       AMOUNTS       VALUE
                                          ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
Short-term investments -- parent........  $   30,100   $   30,100   $   25,296   $   25,296
Investment securities available for
  sale..................................       4,668        4,668        6,517        6,517
Contracts receivable....................   5,215,718    5,736,193    3,049,475    3,315,061
Retained interest in securitized
  assets................................      37,392       37,392      111,558      111,558
Financial instrument agreements held for
  purposes other than trading:
  Euro-dollar swap agreements...........
  Interest rate swap agreements.........     (31,751)     (31,751)

FINANCIAL LIABILITIES:
Notes payable -- parent.................      67,500       69,786      146,219      148,671
Notes payable on automobile secured
  financing.............................   4,005,925    4,084,091    2,249,363    2,312,693
Lines of credit -- parent...............     421,175      421,294      235,984      236,797
Amounts held on behalf of trustee.......     476,910      476,910      590,715      590,715

NOTE 17 -- FINANCIAL INSTRUMENT AGREEMENTS

     Our portfolio of such agreements consisted of the following:

                                                                     DECEMBER 31, 2001
                                                                  ------------------------
                                                                   NOTIONAL       CREDIT
                                                                    AMOUNT       EXPOSURE
                                                                  ----------    ----------
                                                                   (DOLLARS IN THOUSANDS)
    Interest rate swaps.........................................  $  999,000
    Euro-dollar swap agreements.................................   1,850,000
                                                                  ----------
                                                                  $2,849,000
                                                                  ==========

                                                                     DECEMBER 31, 2000
                                                                  ------------------------
                                                                   NOTIONAL       CREDIT
                                                                    AMOUNT       EXPOSURE
                                                                  ----------    ----------
                                                                   (DOLLARS IN THOUSANDS)
    Interest rate swaps.........................................
    Euro-dollar swap agreements.................................     795,000
                                                                  ----------
                                                                  $  795,000
                                                                  ==========

     Our interest rate swap agreements are with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount and a specified index. We pay a fixed interest rate and receive a floating interest rate on all of our interest rate swap agreements. At December 31, 2001, the terms of our interest rate swap agreements were to pay a weighted average fixed rate of 5.2%, and to receive a weighted average variable rate of 2.4%, with expiration dates ranging from 2004 to 2006 and collateral requirements generally ranging from 3% to 4%. Variable interest rates may change in the future.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Notional amounts do not represent amounts exchanged with other parties and, thus are not a measure of our exposure to loss through our use of these agreements. The amounts exchanged are determined by reference to the notional amounts and the other terms of the agreements.

     The current credit exposure under these agreements is limited to the fair value of the agreements with a positive fair value at the reporting date. Master netting agreements are arranged or collateral is obtained through physical delivery of, or rights to, securities to minimize our exposure to credit losses in the event of nonperformance by counterparties to financial instruments. We use only highly rated counterparties and further reduce our risk by avoiding any material concentration with a single counterparty.

     For the year ended December 31, 2001, the unrealized losses on Euro-dollar swap agreements and interest rate swaps agreements designated as cash flow hedges totaled $42.2 million, net of taxes of $29.4 million. Of the $42.2 million, $4.1 million relates to secured financing transactions forecasted as of December 31, 2001. We reclassified $8.4 million, net of tax, into earnings, which is included in interest expense on the Consolidated Statement of Income. The amount recognized in earnings due to ineffectiveness was immaterial. Also, as a result of selling contracts in a whole loan sale rather than securitizing them in a secured financing transaction, we reclassified into earnings approximately $4.0 million, net of tax, of deferred losses from accumulated other comprehensive income (loss) related to hedges of future interest payments on the forecasted secured financing. The hedge loss was netted against the gain on sale on the Consolidated Statements of Income. We estimate that we will reclassify into earnings during the next twelve months approximately $13 million to $19 million of the unrealized losses on cash flow hedges that were recorded in accumulated other comprehensive income (loss) as of December 31, 2001.

NOTE 18 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------
                                                   2001              2000              1999
                                              --------------    --------------    --------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BASIC:
Net income..................................   $    61,648       $    66,372       $    49,375
Average basic common shares outstanding.....    32,308,649        28,178,151        25,732,089
Net income per common share -- basic........   $      1.91       $      2.36       $      1.92

DILUTED:
Net income..................................   $    61,648       $    66,372       $    49,375
Average basic common shares outstanding.....    32,308,649        28,178,151        25,732,089
Stock option adjustment.....................        89,708           105,584           110,559
Average diluted common shares outstanding...    32,398,357        28,283,735        25,842,648
Net income per common share -- diluted......   $      1.90       $      2.35       $      1.91

     Options to purchase 6,600 shares of common stock at a price of $18.00 per share were outstanding at December 31, 1999, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 19 -- SUBSEQUENT EVENT -- (UNAUDITED)

     On January 22, 2002, we filed a registration statement with the Securities and Exchange Commission, also known as the SEC, to provide our shareholders an exclusive opportunity to purchase additional shares of stock through a rights offering. The registration statement for this offering has not yet become effective. The

                       WFS FINANCIAL INC AND SUBSIDIARIES
number of shares to be offered and the price per share has not yet been determined. Our Board of Directors will make this determination immediately prior to the time at which the registration statement becomes effective. The Board of Directors of the Bank has informed us that they intend to exercise the Bank's basic subscription right and expect to exercise its oversubscription right as part of this offering. We expect that this transaction will provide us with approximately $110 million in new capital.

     On January 31, 2002, we issued $775 million of notes secured by automobile contracts through a private placement. The private placement was through a conduit facility established in January 2002.

NOTE 20 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the periods ended December 31, 2001 and 2000. Certain quarterly amounts have been adjusted to conform with the year-end presentation.

                                                          FOR THE THREE MONTHS ENDED
                                              ---------------------------------------------------
                                              MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                              --------    --------    ------------    -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2001
Interest income.............................  $122,329    $124,586      $139,731       $159,136
Interest expense............................    56,952      55,642        58,445         61,737
Net interest income.........................    65,377      68,944        81,286         97,399
Provision for credit losses.................    20,068      32,026        41,179         50,857
Income before income tax....................    31,374      32,451        15,365         21,961
Income tax..................................    12,606      12,908         6,024          7,965
Net income..................................    18,768      19,543         9,341         13,996
Net income per common share -- basic........      0.66        0.63          0.27           0.40
Net income per common share -- diluted......      0.66        0.63          0.27           0.40

2000
Interest income.............................  $ 61,025    $ 76,289      $ 80,609       $ 96,197
Interest expense............................    23,712      31,301        33,938         41,627
Net interest income.........................    37,313      44,988        46,671         54,570
Provision for credit losses.................    11,677      14,857        21,359         21,069
Income before income tax....................    25,350      26,906        29,488         28,844
Income tax..................................    10,584      10,759        12,180         10,693
Net income..................................    14,766      16,147        17,308         18,151
Net income per common share -- basic........      0.54        0.57          0.61           0.64
Net income per common share -- diluted......      0.54        0.57          0.61           0.64